UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

DIALOG SEMICONDUCTOR PLC
(Translation of registrant's name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F__X__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No__X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.)

TABLE OF CONTENTS

Part 1 Press Release of Dialog Semiconductor Plc dated July 23, 2003:
"Dialog Semiconductor reports second quarter results for 2003"

Part 2 Interim Report as of June 30, 2003

Part 3 Press Release of Dialog Semiconductor Plc dated July 09, 2003:
"Decrease in individual shareholding"

Part 4 Press Release of Dialog Semiconductor Plc dated July 08, 2003:
"Dialog Semiconductor delists from Nasdaq Europe effective August 8, 2003"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date July 23, 2003 By /s/ ROLAND PUDELKO

Roland Pudelko

Executive Director, CEO and President

Part 1 Press Release of Dialog Semiconductor Plc dated July 23, 2003:
"Dialog Semiconductor reports second quarter results for 2003"

  Revenues of EUR 21.1 million - a 24 percent growth compared with Q2-2002

  Successful production ramp of new automotive products

  Cash at EUR 29 million with capital expenditure of EUR 3.5 million for first half of 2003

Kirchheim/Teck-Nabern, July 23, 2003 -- Dialog Semiconductor Plc (NASDAQ & NASDAQ Europe: DLGS, Prime Standard: DLG), today reported sales of EUR 21.1 million for the second quarter of 2003, a 24 percent increase compared to the second quarter of 2002. The growth in revenue is mainly driven by the continuing increase of new product shipments to the wireless communications and automotive market sectors, with growth by value of 27% and 29% respectively compared to the same period last year. With capital expenditure of EUR 3.5 million in the first half of 2003 Dialog's net cash position was EUR 29 million at the end of the June 2003, compared to EUR 31 million at the end of December 2002. The capital expenditure was primarily for test equipment and tools required to support the introduction of imaging solutions and integrated power management and audio products that provide Dialog's customers with higher functionality on a single chip.

Roland Pudelko, Dialog's CEO & president said, "We are pleased with our progress during the quarter, which is in line with expectations. We are in a better position than at the end of Q2 last year, and we have reduced our operating loss by 40 per cent compared with Q2 2002. Our revenue growth in the wireless sector is driven by shipments of our integrated power management and audio processing solutions for use in new generation GSM/GPRS handsets being used by consumers worldwide.

In the automotive sector the 29% growth is the result of development work that started in 1999, from which we are just starting to see the benefits."He added, "We are continuing to make progress both in terms of our new standard products introduced over the last 12 months, as well as our long established application specific integrated circuit (ASIC) business.

The Company's interim report as of June 30, 2003 is available at www.dialog-semiconductor.com.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (Prime Standard: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges. As of August 8, 2003, Dialog Semiconductor Plc's current listing on NASDAQ Europe (DLGS) will terminate.

D I S C L A I M E R

This press release contains "forward-looking statements". All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Selected Financial Data

(in thousands of €, except per share, equity ratio and employee data)	Three months ended June 30, 2003 (unaudited)	Three months ended June 30, 2002 (unaudited)	Year ended December 31, 2002
Earnings data
Revenues	21,086	17,051	77,104
Research and development	(7,455)	(8,617)	(34,530)
Operating loss	(4,195)	(7,016)	(27,400)
Net loss	(2,638)	(4,910)	(10,208)
Cash flow from operations	183	(1,806)	(7,596)
Balance Sheet data
Cash and cash equivalents	28,992	38,092	31,005
Shareholders' equity	139,822	153,895	147,495
Equity ratio in %	88.5	89.5	88.8
Total assets	158,001	171,961	166,073
Capital expenditures	918	1,029	3,872
Share data
Basic loss per share	(0.06)	(0.11)	(0.23)
Number of shares in thousands (period end)	44,069	44,069	44,069
Other data
Employees (period end)	262	285	284

Investor Relations

Corporate Calendar

October 22, 2003
Release of third quarter results

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com

Part 2 Interim Report as of June 30, 2003

Table of Contents

Operating and Financial Review
Results of Operations
Liquidity and Capital Resources
Additional Information
Independent Auditors' Review Report
Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Operations
Interim Condensed Consolidated Balance Sheets
Interim Condensed Consolidated Statements of Cash Flows
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

Operating and Financial Review

Forward-looking statements

This interim report contains "forward-looking statements". All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements. Results for interim periods are not necessarily indicative of results for the full fiscal year or any future periods.

Six months ended June 30, 2003 compared to six months ended June 30, 2002

(in thousands of €)	Six months ended June 30, 2003 (unaudited)%		Six months ended June 30, 2002 (unaudited)%		Change %
Revenues	42,101	100.0	36,114	100.0	16.6
Cost of sales	(29,408)	(69.9)	(25,950)	(71.9)	13.3
Gross margin	12,693	30.1	10,164	28.1	24.9
Selling and marketing expenses	(2,044)	(4.9)	(1,889)	(5.2)	8.2
General and administrative expenses	(2,635)	(6.2)	(3,011)	(8.3)	(12.5)
Research and development	(16,222)	(38.5)	(16,613)	(46.0)	(2.4)
Amortization of intangible assets	(1,104)	(2.6)	(891)	(2.5)	23.9
Restructuring and related impairment charges	(1,780)	(4.2)	-	-	-
Operating loss	(11,092)	(26.3)	(12,240)	(33.9)	(9.4)
Interest income, net	447	1.0	607	1.6	(26.4)
Foreign currency exchange gains and losses, net	(240)	(0.5)	(1,667)	(4.6)	(85.6)
Recovery of investment	166	0.4	7,212	20.0	(97.7)
Result before income taxes	(10,719)	(25.4)	(6,088)	(16.9)	76,1
Income tax benefit	3,216	7.6	2,185	6.1	47.2
Net loss	(7,503)	(17.8)	(3,903)	(10.8)	92.2

Results of Operations

Revenues

Revenues were € 42.1 million for the six months ended June 30, 2003 compared with € 36.1 million for the corresponding period in the prior year. The increase in revenues, which occurred in all of our market sectors other than wireline communication applications, is primarily due to new products introduced to volume production in the second half of 2002 with more functionality and accordingly, higher average selling prices. Revenues in the wireless communications sector were € 29.5 million for the six months ended June 30, 2003 compared with € 25.0 million for the corresponding period in the prior year, comprising 70% and 69% of our total revenues for the six months ended June 30, 2003 and 2002, respectively. Revenues from our industrial applications sector were € 7.3 million and € 6.5 million for the six months ended June 30, 2003 and 2002 respectively, or 18% of total revenues, for both periods. Revenues from our automotive applications sector were € 4.3 million and € 3.2 million, representing 10% and 9% of our total revenues for the six months ended June 30, 2003 and 2002, respectively. Revenues from our wireline communication sector line were € 1.0 million, or 2% of total revenues, a decline of € 0.3 million when compared to the € 1.3 million, or 4% of total revenues, in the first six months of 2002.

Due to the introduction of new products in volume production to the market we expect revenues for the year ended December 31, 2003 to be higher than those for the year ended December 31, 2002. However, our forward visibility with respect to customer demand is limited and a successful introduction of new products depends on the completion of new designs on a timely basis.

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales increased by 13.3% from € 26.0 million for the six months ended June 30, 2002 to € 29.4 million for the six months ended June 30, 2003 in line with increased production volumes. In addition, as a result of higher production volume, our internal testing operation has been running at an increased utilization level, which in turn has decreased per unit production costs and decreased cost of sales as a percentage of total revenues.

Gross Margin

Our gross margin increased from 28.1% of revenues for the six months ended June 30, 2002 to 30.1 % of revenues for the six months ended June 30, 2003. The decrease in per unit production costs was the primary factor contributing to an increase in our gross margin.

We expect the near term future gross margin percentage to approximate the gross margin percentage achieved in 2002 as a result of higher utilization and the expected introduction to volume production of new products (with lower initial margins in their ramp-up phase) during 2003.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses and costs associated with advertising and other marketing activities. Selling and marketing expenses were € 2.0 million and € 1.9 million for the six months ended June 30, 2003 and 2002, respectively. As a percentage of total revenues, selling and marketing expenses decreased from 5.2% to 4.9%.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses decreased from € 3.0 million for the six months ended June 30, 2002 to € 2.6 million for the six months ended June 30, 2003. As a percentage of total revenues, general and administrative expenses decreased from 8.3% to 6.2%.

Research and Development

Research and development expenses consist principally of unreimbursed design and engineering related costs associated with the development of new ASICs and application specific standard products ("ASSPs"). Research and development expenses decreased 2% from € 16.6 million for the six months ended June 30, 2002 to € 16.2 million for the six months ended June 30, 2003. The decrease in research and development expenses results from cost savings following the closure of our Swedish subsidiary. Research and development expenses decreased from 46.0% to 38.5% as a percentage of total revenues, resulting from the absolute decrease and the proportionately higher revenue base. We expect continued demand from key customers for us to assist in the development of new products for them and also expect to continue to incur research and development costs in connection with the development of ASSPs. Our ability to generate long-term revenues from our research and development programs depends on customers accepting our designs and implementing them in large-scale production.

Amortization of Intangible Assets

Amortization expense for the six months ended June 30, 2003 was € 1.1 million as compared to € 0.9 million for the six months ended June 30, 2002, an increase of 23.9%. Amortization expense for intangible assets includes ASIC design software, a 16 bit microprocessor core, other intangible assets and in the first six months 2003 certain imaging patents.

Restructuring and Related Impairment Charges

In the second quarter of 2003 we closed our Swedish subsidiary. In connection with the closure of the facility, we recorded restructuring charges of € 1.5 million and impairment charges of € 0.3 million charges totaling € 1.8 million for the six months ended June 30, 2003. Restructuring charges include termination benefits of € 1.1 million that were paid to all employees affected by the closing and a provision for estimated costs that will continue to be incurred under an operating lease for its remaining term without economic benefit to the Company of € 0.4 million. See Note 4 to the interim condensed consolidated financial statements for further information.

Operating Loss

We reported an operating loss of € 11.1 million for the six months ended June 30, 2003 and € 12.2 million for the six months ended June 30, 2002, a decrease of 9.4%. This decrease in operating loss was primarily due to a higher gross margin the impact of which was partially offset by restructuring and related impairment charges in the first six months ended June 30, 2003.

Interest Income, net

Interest income, net from the Company's investments (primarily short-term deposits) was € 0.4 million for the six months ended June 30, 2003 and € 0.6 million for the six months ended June 30, 2002.

Foreign Currency Exchange Gains and Losses, net

Foreign currency exchange losses, net were € 0.2 million for the six months ended June 30, 2003 and € 1.7 million for the six months ended June 30, 2002. This decrease was primarily due to the re-measurement of our outstanding US Dollar advance payment to two wafer suppliers, of which the most significant is with Chartered Semiconductor Manufacturing Pte., Ltd. ("Chartered"). Such advance payments are classified in the balance sheet line items "Prepaid expenses." In the second quarter of 2003 we concluded that it was appropriate to account for our advance payments as "monetary assets" for purposes of re-measuring the outstanding balance into Euro, with the resulting exchange gains or losses recorded in the statements of operations. Accordingly, certain prior period amounts presented have been revised to reflect this re-measurement process. We believe that the impact of this re-measurement, using the then current exchange rates applicable for those periods impacted (rather than the historical exchange rate at the time we entered into the relevant contracts) does not have a material effect on any financial statements previously issued or on our 2003 financial statements. See Note 5 to the interim condensed consolidated financial statements for further information.

Recovery of Investment

In the fourth quarter of 2001, we determined that our ability to recover the full amount of our investments in silicon supplier ESM Holding Limited ("ESM") was impaired. Accordingly we wrote off our investments in ESM. In March 2002, International Rectifier acquired ESM. As a result we were able to recover € 0.2 million and € 7.2 million for the six months ended June 30, 2003 and 2002, respectively.

Income Taxes

Income tax benefit was € 3.2 million for the six months ended June 30, 2003 compared with € 2.2 million for the six months ended June 30, 2002, representing effective income tax benefit rates of 30.2% and 36.3%, respectively. The decrease in the effective tax benefit rate is primarily due to certain costs related to the closing our Swedish operations that are not deductible for tax purposes and a valuation allowance that was recognized on our Swedish deferred tax assets because the benefits of these assets are no longer expected to be realized.

Net Loss

For the reasons described above, we reported net loss of € 7.5 million for the six months ended June 30, 2003 compared with net loss of € 3.9 million for the six months ended June 30, 2002.

Liquidity and Capital Resources

Cash flows

Cash provided by operating activities was € 2.6 million for the six months ended June 30, 2003 compared with cash provided by operating activities of € 1.5 million for the six months ended June 30, 2002, an increase of 66.0%. In the six months ended June 30, 2003, our working capital (excluding cash and cash equivalents and deposits) decreased primarily due to contractually required refunds of advanced payments from a silicon supplier in proportion to our wafer purchases and resulted in a related operating cash inflow. The outstanding balance of the advance payments is classified in the balance sheet under "Prepaid expenses". In the six months ended June 30, 2002, our working capital (excluding cash and cash equivalents) decreased in line with reduced business volumes and resulted in a related increase in cash and cash equivalents.

Cash used for investing activities was € 4.4 million for the six months ended June 30, 2003 compared with cash provided by investing activities of € 4.0 million for the six months ended June 30, 2002. Cash used for investing activities for the six months ended June 30, 2003 consisted mostly of the purchase of test equipment, tooling (masks), laboratory and EDP equipment of € 3.5 million, and the purchase of software, licenses and patents of € 1.1 million. Cash provided by investing activities in the six-month period ended June 30, 2002, reflects primarily the payment we received in connection with the recovery of a portion of our ESM investment of € 7.2 million.

Liquidity

At June 30, 2003 we had € 29.0 million in cash and cash equivalents and had working capital of € 67.8 million.

Our primary sources of liquidity have historically been cash from operations, cash from the issuance of ordinary shares, short-term borrowings and the recovery of the investment in ESM Limited. As of June 30, 2003 we had no long-term debt. We have no arrangements with unconsolidated, special purpose entities. We expect to use a portion of our cash and cash equivalents in 2003 to finance working capital resulting from expected increased business volumes. A decrease in customer demand for our products caused by prolonged unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations.

If necessary, we have available for use a short-term credit facility of € 12.8 million that bears interest at a rate of EURIBOR + 0.75% per annum. At June 30, 2003 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term.

Additional Information

Directors Holdings

	At June 30, 2003			At December 31, 2002
	Shares		Options	Shares		Options
	Number	%		Number	%
Roland Pudelko	320,405	0.73	317,450	320,405	0.73	417,450
Timothy Anderson	20,816	0.05	--	20,816	0.05	--
Michael Glover	195,000	0.44	--	195,000	0.44	--
Michael Risman	1,172	0.00	--	1,172	0.00	--
Jan Tufvesson	175,062	0.40	--	175,062	0.40	--
	712,455	1.62	317,450	712,455	1.62	417,450

Stock option plan activity

We have established an employee share option trust. The Trust purchases shares in the Company for the benefit of employees under the Company's share option scheme. At June 30, 2003 the Trust held 124,545 shares.

Stock option plan activity for the period ended June 30, 2003 was as follows:

(prices in €)	At June 30, 2003
	Options	Weighted average exercise price
Outstanding at beginning of year	2,634,382	3.62
Granted	40,740	1.00
Exercised	(13,424)	0.40
Forfeited	(26,600)	10.27
Cancelled	(991,460)	7.29
Outstanding at period end	1,643,638	1.25
Options exercisable at period end	1,002,042	0.70

In April 2003, the Company's board of directors approved a resolution giving employees the right to cancel their options granted in 2000, 2001 and 2002. Employees elected to cancel a total of 991,460 options with a weighted average exercise of € 7.29.

Backlog

In accordance with Frankfurt Stock Exchange rules and regulations, companies are required to disclose information regarding their backlog. Purchase order patterns of our customers can vary widely and therefore no consistent shipping arrangements have been set up. "Ship-to-line" agreements with major customers underline our responsibility to act on a timely basis to ensure appropriate inventory levels and production capabilities. Other customers place purchase orders ranging from four to twelve weeks and provide forecasts for a further period, generally not to exceed twelve months, and these purchase orders are not legally binding. Since any backlog information published would not be based on a consistent pattern of purchase orders by our customers, we believe such information not to be meaningful and, accordingly, do not provide such information.

Independent Auditors' Review Report

To the Board of Directors Dialog Semiconductor Plc:

We have reviewed the condensed consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of June 30, 2003, and the related condensed consolidated statements of operations, changes in shareholders' equity and cash flows for the six-month period ended June 30, 2003 and 2002. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

We have previously audited, in accordance with generally accepted auditing standards in the United States of America, the consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended; and in our report dated February 25, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Stuttgart, July 22, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfgesellschaft

Helwig	Kiechle
Wirtschaftsprüfer	Wirtschaftsprüfer

Unaudited Interim Condensed Consolidated
Financial Statements

Interim Condensed Consolidated Statements of Operations

(in thousands of €, except per share data)	Notes	Three months ended June 30, 2003 (unaudited)	Three months ended June 30, 2002 (unaudited)	Six months ended June 30, 2003 (unaudited)	Six months ended June 30, 2002 (unaudited)
Revenues	3	21,086	17,051	42,101	36,114
Cost of sales		(14,614)	(12,403)	(29,408)	(25,950)
Gross margin		6,472	4,648	12,693	10,164
Selling and marketing expenses		(1,023)	(993)	(2,044)	(1,889)
General and administrative expense		(1,321)	(1,610)	(2,635)	(3,011)
Research and development		(7,455)	(8,617)	(16,222)	(16,613)
Amortization of intangible assets		(553)	(444)	(1,104)	(891)
Restructuring and related impairment charges	4	(315)	--	(1,780)	--
Operating loss		(4,195)	(7,016)	(11,092)	(12,240)
Interest income, net		144	369	447	607
Foreign currency exchange gains and losses, net	5	61	(1,791)	(240)	(1,667)
Recovery of investment		--	755	166	7,212
Result before income taxes		(3,990)	(7,683)	(10,719)	(6,088)
Income tax benefit	5	1,352	2,773	3,216	2,185
Net loss		(2,638)	(4,910)	(7,503)	(3,903)
Loss per share	8
Basic loss per share		(0.06)	(0.11)	(0.17)	(0.09)
Diluted loss per share		(0.06)	(0.11)	(0.17)	(0.09)
Weighted average number of shares (in thousands)
Basic		43,939	43,967	43,936	43,861
Diluted		43,939	43,967	43,936	43,861

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Balance Sheets

(in thousands of €)	Notes	At June 30, 2003 (unaudited)	At December 31, 2002
Assets
Cash and cash equivalents		28,992	31,005
Trade accounts receivable, net		12,718	16,034
Inventories	6	16,297	14,507
Deposits		17,509	--
Deferred taxes		1,294	264
Prepaid expenses	4, 5	2,688	7,482
Other current assets		4,400	2,971
Total current assets		83,898	72,263
Property, plant and equipment, net	4	24,859	27,801
Intangible assets	7	6,264	6,922
Goodwill		11,786	11,786
Deposits		171	19,390
Deferred taxes		29,773	26,818
Prepaid expenses	5	1,250	1,093
Total assets		158,001	166,073
Liabilities and shareholders' equity
Trade accounts payable		9,299	10,020
Accrued expenses		3,089	3,669
Income taxes payable		454	174
Deferred taxes	5	1,198	162
Other current liabilities	4	2,049	2,156
Total current liabilities		16,089	16,181
Deferred taxes		2,090	2,397
Total liabilities		18,179	18,578
Ordinary Shares		6,737	6,737
Additional paid-in capital		168,782	168,781
Accumulated deficit	5	(34,762)	(27,259)
Currency translation adjustment		(837)	(557)
Derivative financial instruments		(56)	(158)
Employee stock purchase plan shares		(42)	(49)
Net Shareholders' equity		139,822	147,495
Total liabilities and shareholders' equity		158,001	166,073

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Cash Flows

(in thousands of €)	Three months ended June 30, 2003 (unaudited)	Three months ended June 30, 2002 (unaudited)	Six months ended June 30, 2003 (unaudited)	Six months ended June 30, 2002 (unaudited)
Cash flows from operating activities:
Net loss	(2,638)	(4,910)	(7,503)	(3,903)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Recovery of investment	--	(755)	(166)	(7,212)
Restructuring and related impairment charges	(761)	--	704	--
Depreciation of property, plant and equipment	3,065	3,286	6,195	6,449
Amortization of intangible assets	553	444	1,104	891
Change in deferred taxes	(1,701)	(2,674)	(3,324)	(2,111)
Changes in current assets and liabilities:
Trade accounts receivable	(117)	567	3,312	5,040
Inventories	(1,863)	433	(1,790)	3,433
Prepaid expenses	2,592	1,450	4,503	1,154
Trade accounts payable	800	923	(707)	(1,471)
Other assets and liabilities	253	(570)	240	(723)
Cash provided by (used for) operating activities	183	(1,806)	2,568	1,547
Cash flows from investing activities:
Recovery of investment	--	755	166	7,212
Purchases of property, plant and equipment	(918)	(1,029)	(3,523)	(1,693)
Purchases of intangible assets	(717)	(1,542)	(1,074)	(1,561)
Investments and deposits made	--	(4)	--	(4)
Cash provided by (used for) investing activities	(1,635)	(1,820)	(4,431)	3,954
Cash flows from financing activities:
Sale of employee stock purchase plan shares	6	17	8	26
Cash provided by financing activities	6	17	8	26
Cash provided by (used for) operating, investing and financing activities	(1,446)	(3,609)	(1,855)	5,527
Effect of foreign exchange rate changes on cash and cash equivalents	30	(77)	(158)	(61)
Net increase (decrease) in cash and cash equivalents	(1,416)	(3,686)	(2,013)	5,466
Cash and cash equivalents at beginning of period	30,408	41,778	31,005	32,626
Cash and cash equivalents at end of period	28,992	38,092	28,992	38,092

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Changes in ShareholdersEquity

(in thousands of €)				Accumulated other comprehensive loss
	Ordinary Shares	Additional paid-in capital	Accumu-lated deficit	Currency translation adjustment	Derivative financial instru-ments	Employee stock purchase plan shares	Total
Balance at December 31, 2001	6,737	168,788	(17,051)	(270)	(42)	(70)	158,092
Net loss	--	--	(3,903)	--	--	--	(3,903)
Other comprehensive loss	--	--	--	(140)	(180)	--	(320)
Total comprehensive loss							(4,223)
Sale of employee stock purchase plan shares	--	16	--	--	--	10	26
Balance at June 30, 2002	6,737	168,804	(20,954)	(410)	(222)	(60)	153,895
(in thousands of €)				Accumulated other comprehensive income (loss)
	Ordinary Shares	Additional paid-in capital	Accumu-lated deficit	Currency translation adjustment	Derivative financial instru-ments	Employee stock purchase plan shares	Total
Balance at December 31, 2002	6,737	168,781	(27,259)	(557)	(158)	(49)	147,495
Net loss	--	--	(7,503)	--	--	--	(7,503)
Other comprehensive income (loss)	--	--	--	(280)	102	--	(178)
Total comprehensive loss							(7,681)
Sale of employee stock purchase plan shares	--	1	--	--	--	7	8
Balance at June 30, 2003	6,737	168,782	(34,762)	(837)	(56)	(42)	139,822

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(In thousands of €, unless otherwise stated)

1. Description of Business

Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that designs and develops innovative mixed signal and system level integrated circuit solutions, with world-leading chip designs for power management, audio processing and imaging. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America on a basis, which reflects the interim consolidated financial statements of the Company. The interim condensed consolidated financial statements have been prepared without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. The interim condensed consolidated financial statements should be read in conjunction with the Company's December 31, 2002 consolidated financial statements and the notes thereto.

The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year ending December 31, 2003.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

Stock-Based Compensation

The Company has a stock-based employee compensation plan that is accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based compensation cost is reflected in net income (loss), as all options granted by the plan had an exercise price equal to market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Three months ended June 30, 2003 (unaudited)	Three months ended June 30, 2002 (unaudited)	Six months ended June 30, 2003 (unaudited)	Six months ended June 30, 2002 (unaudited)
Net loss, as reported:	(2,638)	(4,910)	(7,503)	(3,903)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(276)	(291)	(551)	(583)
Pro forma net loss	(2,914)	(5,201)	(8,054)	(4,486)
Earnings (loss) per share
Basic – as reported	(0.06)	(0.11)	(0.17)	(0.09)
Basic – pro forma	(0.07)	(0.12)	(0.18)	(0.10)
Diluted – as reported	(0.06)	(0.11)	(0.17)	(0.09)
Diluted – pro forma	(0.07)	(0.12)	(0.18)	(0.10)

New Accounting Pronouncements Adopted

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The Company adopted SFAS 143 on January 1, 2003. The adoption of SFAS 143 had no impact on the Company's interim condensed consolidated financial statements.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 applies for exit and disposal activities initiated after December 31, 2002. As more fully described in Note 4, the Company announced its plan to exit its Swedish operations in the first quarter 2003.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, which amends SFAS 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and also requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The Company has included the required additional interim disclosures above.

3. Segment Reporting

The Company has one operating segment, which is the design and supply of semiconductor chips. The Company is managed by revenue derived by deliveries to certain market sectors.

Revenues by market sector consisted of the following:

	Three months ended June 30, 2003 (unaudited)	Three months ended June 30, 2002 (unaudited)	Six months ended June 30, 2003 (unaudited)	Six months ended June 30, 2002 (unaudited)
Wireless communication	15,107	11,898	29,521	25,035
Wireline communication	466	590	989	1,330
Automotive	2,278	1,760	4,328	3,218
Industrial	3,235	2,803	7,263	6,531
	21,086	17,051	42,101	36,114

Revenues are allocated to countries based on the location of the shipment destination:

	Three months ended June 30, 2003 (unaudited)	Three months ended June 30, 2002 (unaudited)	Six months ended June 30, 2003 (unaudited)	Six months ended June 30, 2002 (unaudited)
Germany	10,105	7,667	18,532	14,941
Other European countries	2,443	4,882	9,219	10,088
China	4,374	1,495	6,433	4,900
Other countries	4,164	3,007	7,917	6,185
	21,086	17,051	42,101	36,114

4. Restructuring and Related Impairment Charges

Restructuring and related asset impairment charges are comprised of € 1,495 restructuring charges and € 285 impairment charges totaling € 1,780 for the six months ended June 30, 2003.

a) Restructuring Charges

In the first quarter of 2003 the Company decided to close the Swedish subsidiary. Restructuring charges include termination benefits that were paid to all employees affected by the closing and a provision for estimated costs that will continue to be incurred under an operating lease for the building for its remaining term without economic benefit to the Company. This provision reflects the estimated fair value of this obligation under SFAS 146 and was determined based on the discounted present value of the contractual remaining lease rental payments, reduced by estimated sublease rentals that could be reasonably obtained for the property.

The pretax amounts for the restructuring charges are comprised of the following:

	Employee termination costs	Facility exit costs	Total
Liability balance at January 1, 2003	--	--	--
Initial charges	834	346	1,180
Payments made	--	--	--
Liability balance at March 31, 2003	834	346	1,180
Additional charges	242	73	315
Payments made	(1,076)	--	(1,076)
Liability balance at June 30, 2003	--	419	419

b) Asset Impairment Charges

As a result of the closure of the facility, certain long-lived assets have been abandoned and certain prepaid expenses did no longer provide any future benefit to the Company. Accordingly, impairment charges totaling € 285 and nil have been recognized for the six- and three-month period ended June 30, 2003, respectively, to write-off these assets.

5. Foreign currency exchange gains and losses, net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end re-measurement of foreign currency denominated monetary assets and liabilities into the functional currency of the respective entity. The Company has made advance payments for future wafer deliveries to silicon suppliers. Such advance payments are classified in the balance sheet line items "Prepaid expenses." The outstanding balance of the advance payments are refunded in proportion to the Company's purchases of wafers. Such advances were previously treated similar to inventory and therefore considered as a non-monetary asset in the re-measurement process. In the second quarter of 2003, management determined that it was appropriate to treat these advance payments as "monetary assets" for purposes of re-measurement into Euro, with the resulting exchange gains or losses recorded in the statements of operations. Accordingly, certain prior period amounts presented have been revised to reflect this re-measurement process. Management believes that the impact of this re-measurement using the then current rates applicable for those periods impacted (rather than the historical exchange rate at the time we entered into the relevant contracts) does not have a material effect on any financial statements previously issued.

6. Inventories

Inventories consisted of the following at June 30, 2003 and December 31, 2002:

	At June 30, 2003 (unaudited)	At December 31 2002
Raw materials	7,255	5,346
Work-in-process	4,941	5,131
Finished goods	4,101	4,030
	16,297	14,507

7. Intangible assets

Intangible assets subject to amortization comprise:

	At June 30, 2003 (unaudited)	At December 31 2002
Gross carrying amount	13,819	13,458
Accumulated depreciation	(7,555)	(6,536)
Net carrying amount	6,264	6,922

Dialog's intangible assets subject to amortization primarily represent licenses, patents and software. During the six months ended June 30, 2003, the Company acquired software and licenses for a total purchase price of € 464. The expected weighted average useful life of these assets is 3 years. The aggregate amortization expense for the six months ended June 30, 2003 and 2002 was € 1,104 and € 891, respectively. Amortization expense of the gross carrying amount of intangible assets at June 30, 2003 is estimated to be € 981 for the remainder of 2003, € 1,419 in 2004, € 887 in 2005, € 504 in 2006 and € 487 in 2007.

Part 3 Press Release of Dialog Semiconductor Plc dated July 09, 2003:
"Decrease in individual shareholding"

In a series of purchases, Apax Partner decreased the number of shares in which they have an interest to 9,960,793 ordinary shares of Dialog Semiconductor Plc, representing 22.6%.

Apax Partner, The Capital Group Companies Inc, and ADTRAN Inc, own 9,960,793 (representing 22.6%), 2,873,071 (6.5%) and 2,520,960 (5.7%) ordinary shares of Dialog Semiconductor Plc, respectively.

This press release is a matter of public record only.

Part 4 Press Release of Dialog Semiconductor Plc dated July 08, 2003:
"Dialog Semiconductor delists from Nasdaq Europe effective August 8, 2003"

Kirchheim/Teck-Nabern, Germany, July 8, 2003 -- Dialog Semiconductor Plc (Nasdaq & Nasdaq Europe: DLGS, Prime Standard: DLG) received approval from Nasdaq Europe to delist its shares from Nasdaq Europe effective August 8, 2003. Dialog Semiconductor shares will subsequently be traded only on the Frankfurt stock exchange (Prime Standard) in Europe and on the Nasdaq Stock Market in the United States.

The decision to request such delisting of the shares was taken largely in view of the limited number of trades in the shares on Nasdaq Europe as opposed to the trading volumes on other exchanges where the shares are listed.

Shareholders will not have to take any action to transfer shares. Shareholders will be able to trade their shares in the company on the German stock exchange, where the majority of Dialog Semiconductor shares are currently traded.

After the delisting of the shares from Nasdaq Europe, shareholders will be informed about Dialog Semiconductor Plc through the shareholders information distribution channels of the Nasdaq Stock Market and the Frankfurt Stock exchange as well as through the company's website (www.dialog-semiconductor.com).